Filed by MarketWatch.com Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NMP, Inc., MarketWatch.com, Inc. and Pinnacor, Inc.

Commission File No.: 333-108282

The following is a transcript of an earnings call made on Wednesday, July 23, 2003 at 10:00 am CDT to members of the financial community by representatives of MarketWatch.com, Inc. in connection with its release of financial results for the quarter ended June 30, 2003.

MARKETWATCH.COM

July 23, 2003

10:00 a.m. CDT

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the MarketWatch.com Q2 2003 Earnings Conference Call. At this time all participant lines are in a listen-only mode. Later we will conduct a question and answer session and instructions will be given to you at that time. As a reminder, this conference is being recorded.

I would now like to turn the conference over to Anna Yen with Investor Relations. Please go ahead.

A. Yen	Welcome to our second quarter earnings call. With us today is Larry Kramer, Chairman and CEO of MarketWatch.com, Kathy Yates, President and COO, and Joan Platt, CFO. We also have with us today Kirk Loevner, CEO of Pinnacor, and David Obstler, CFO of Pinnacor.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

Before we begin, I’d like to bring to your attention that during this conference call we will be making forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements about the anticipated strength of our advertising business, our expectation of a turnaround in our licensing business, and the expected operational, technical, and financial benefit and other effects relating to the anticipated acquisition of Pinnacor.

All forward-looking statements made during this call are subject to risks, uncertainties, and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements. For more information regarding the risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements, as well as risks relating to our business in general, we refer you to the period reports the company has filed from time to time with the Securities and Exchange Commission, including the discussion in the Risk Factor section of the company’s annual report on Form 10-K for the year ended December 31, 2002 and the company’s quarterly report on Form 10-Q for the quarter ended March 31, 2003. The company undertakes no obligation to update forward-looking statements at any time or for any reason.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

Now let me hand it over to Larry.

L. Kramer	Thanks, Anna. Good morning and thank you, all, for listening into our conference call. I’d like to hit on some highlights of the second quarter before turning the call over to our CFO, Joan Platt, to run through our numbers and performance during the quarter and last year in more detail. Then we’ll discuss the other exciting news of the day, our proposed acquisition of Pinnacor, Inc., formerly known as ScreamingMedia.

As you heard, Pinnacor’s CEO, Kirk Loevner, CFO, David Obstler, and MarketWatch President and COO, Kathy Yates, are on this call from New York and we’re here in San Francisco. Following our prepared remarks we will all be available to answer your questions.

First, just a couple of second quarter highlights. During the quarter we generated $2.6 million in cash, making this our fifth consecutive cash flow positive quarter. Our ability to generate cash underscores the strength of our media business and a leverage inherent in our overall business model. The cash gives us the leeway to strategically invest in the business, which is important, given that we are a growing media company.

The strength of our diversified model and customer base contributed to the dramatic bottom line improvement we reported today. We reported a one-cent per share loss versus a $0.24 per share loss a year ago. We are reporting $706,000 in positive EBITDA for the quarter compared to an

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

EBITDA loss of more than $3 million last year. In the advertising arena we were essentially flat with last year’s number, but up slightly from our very strong Q1 of this year, despite the fact that this quarter was negatively impacted by the war. We’re pleased with the momentum we gained as the quarter went by.

Now for a little more detail. Today we reported $11.1 million in revenue for Q2, essentially flat with Q1. Our net loss for the quarter was $209,000 compared to a loss of $4.1 million during the same period last year. Cash and cash equivalents are now $46.3 million at the end of the quarter, as I said, up $2.6 million over the end of the prior quarter. Our Web sites reported strong growth in users and page views during the second quarter, reporting an average of 11.5 million users each month, compared to 9.8 million last year and 863 million page views during the quarter, up 14% over the 758 million viewed during Q2 of 2002.

We’re pleased that the significant increase in our non-financial services advertising business was able to offset much of the softness in the financial and on-line brokerage sector last quarter. In Q2 47% of our advertising revenue came from non-financial services firms, up from 40% in Q1 and 42% a year ago.

The major categories that showed gain over the last year included consumer products, computer hardware and software, and media and

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

entertainment. After a slow start to Q2, because it took time for many advertisers to come back from war-related delays, things started moving nicely at the end of the second quarter, which has continued into Q3. In fact, orders for advertising in Q3 are running about 15% over the same period last year, although we have to remember that advertising orders are subject to change on short notice.

As you know, the past several quarters have been challenging for our licensing business, which has been marked by economic uncertainty and the consolidation within the financial services sector. After more than a year of swimming against the tide, we believe we are seeing a turnaround in the licensing business, as our pipeline has finally begun to increase. Of course, we are today announcing we’ve entered into a definitive agreement for an acquisition that will allow us to accelerate growth in this product line again.

We believe that the Pinnacor business, combined with our existing licensing business, will enable us to increase our offerings to existing customers substantially, as well as go after new customers with a total package far more substantial than what we were able to do before. We believe the technical expertise we pick up with this acquisition, coupled with our content-driven offerings, will give the combined company a powerful product line up.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

We continue to grow our new subscription business. At the end of Q1 we launched our second subscription product, The Calandra Report. Truly a premium priced product at $199 a year, The Calandra Report has done very well and continues to bring in new business. After that successful launch, we have now introduced our third subscription product at the beginning of Q3. The Technical Indicator by Michael Ashbaugh represents our first subscription forte into the world of technical trading; although we’ve always had many technical traders using our site, particularly BigCharts.com. This is our most expensive product to date, selling at $499 a year following a $299 a year introductory launch.

Now let me introduce our CFO, Joan Platt, to give you a closer look at our numbers, but I’ll be back to address the rest of the news and introduce our other officers. Joan.

J. Platt	Thanks, Larry. Good morning. I’d like to spend the next few minutes reviewing our financial results for the second quarter of 2003 and our outlook for the rest of the year.

Our second quarter 2003 net revenues of $11.1 million were relatively flat to last quarter and unfavorable to net revenues of $12 million for the same period last year. The decrease from prior year is primarily due to the continued weakness in the financial services sector, which affected both our advertising and licensing revenues. Also, we believe that the war in

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

Iraq affected advertising campaigns at the beginning of the second quarter, as Larry has already mentioned.

Larry has also mentioned we did announce our intent to acquire Pinnacor, which is to be strengthening our licensing services and our position to execute our strategy of licensing our news and information services to institutional users. Our subscription revenue increased 11% over last quarter, as we were able to benefit from full quarterly sales of The Calandra Report, which was launched in March of this year. In addition, it increased 33% over the same period last year, which reflects our overall increase in our subscription operations as Hulbert Financial Digest, our first subscription product line, was acquired in late April of 2002.

The Q2 2003 gross margin of 60% decreased from 65% a year ago, primarily due to the reduction in net revenues and higher employee costs, including a full quarterly charge of six employee additions from the Hulbert acquisition, as I mentioned was in late April 2002.

Our operating expenses for the second quarter 2003 decreased 42% from Q2 2002 primarily due to the reduction in CBS in-kind advertising. On a comparable basis, that is eliminating in-kind advertising, operating expenses decreased as a percentage of revenue from 64% a year ago to 63% this past quarter. In Q2 2003 we continued to realize the benefit of

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

reduced operating expenses from re-negotiating our vendor contract and the tight expense controls we implemented over the last few years.

We ended Q2 2003 with 210 full-time employees, less than last quarter and that compares to 202 employees a year ago.

As we continued our strategy to invest in our subscription and institutional licensing revenue stream, we reported a second quarter 2003 net loss of $209,000, as compared to break-even results last quarter on similar revenues and compared to a net loss of $4.1 million for the same period a year ago.

Now a few comments on our balance sheet. Our cash balance grew again during the second quarter of 2003 to $46.3 million. We generated $2.6 million in cash during the quarter, primarily from $2.7 million of cash from operations. As Larry has already mentioned, we have increased our cash and cash equivalents for five consecutive quarters.

As of June 30, 2003, net accounts receivable decreased to $5.5 million from $8 million a year ago. Our days sales outstanding of 49 days has decreased considerably from the second quarter 2002’s 63 days. Over the last year we’ve strengthened our controls over credit and collection, and as such, 93% of the accounts receivable balance at June 30th had aged only 60 days or less.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

Now our outlook for the rest of 2003 and beyond. We anticipate the Pinnacor acquisition to close in the fourth quarter. Consequently, we expect a dilutive effect on our earnings from the transaction only in Q4 from one-time restructuring charges and other deal-related expenses. We believe that the acquisition will be accretive to our earnings in 2004. Remember, please, these are estimates based on information available at this time.

Thank you and here’s Larry.

L. Kramer	Thanks, Joan. While we’re not out of the clouds of uncertainty yet, we continue to generate substantial cash flow. The advertising market is definitely improving, and we’ve invested in our business to put us in a favorable competitive position. While advertising in Q2 started slowly because of the war, it picked up nicely at the end of the quarter and going forward.

Now let me spend a minute on our other major announcement. We’ve entered into a definitive agreement for the acquisition of Pinnacor, formerly known as ScreamingMedia. We believe the acquisition of Pinnacor will be accretive in the first full quarter following the closing, and that this combination will make MarketWatch stronger financially, will substantially increase our customer base, and improve our ability to serve customer needs.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

We also believe the combined resources of the company will accelerate new product development and allow us to offer more full-service solutions to many existing and new customers. Since the up selling of new product to existing customers has always been a substantial part of the licensing revenue stream of both companies, we believe this deal will provide us with significant revenue synergies over the long term.

Pinnacor has built a terrific business on the strength of their strong technology group and sales force. We believe that Pinnacor is an excellent complement to our existing licensing business, which has emphasized our proprietary content and tools, as well as strong customer service, sales, and support operations. We believe that our combined expertise in both technology and content will be a significant competitive advantage.

I’m extremely excited about the prospect of having our two teams get together. Together we believe we’re the perfect company to help the financial services and media industries reach and relate to their customers. We will also be even more equipped to build state-of-the-art solutions for customers of our own advertising supported Web sites, CBSMarketWatch.com and BigChart.com.

I believe the timing for this deal couldn’t be better. The financial services sector seems poised for a turnaround. Many brokerage stocks are trading

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

at 52-week highs and trading volumes are at their highest levels in years. Yesterday Ameritrade reported an 88% jump in sales from improved market conditions, as well as the acquisition of DayTech.

While we continue to foster our licensing prospects in the financial sector, this acquisition positions us to provide the leading suite of products and services to those prospects as they recover, and in the meantime enables us to address a broader base of industries overall.

I’d like to introduce Kirk Loevner, Chairman and CEO of Pinnacor, who is coming to us from his offices in New York. As I said, with him is our President and COO, Kathy Yates, and their CFO, David Obstler. Kathy is in there to meet with their staff today. Kirk would like to make a few remarks. Kirk, take it away.

K. Loevner	Thanks, Larry. I’d like to talk about why, from Pinnacor’s perspective, today’s news is so exciting. The combination of Pinnacor and MarketWatch merges two leaders with highly complementary solutions and outstanding market positions. The result is the creation of the clear market leader in the provision of on-line business news and financial applications to financial institutions and other companies.

We believe the merger of Pinnacor and MarketWatch represents a unique opportunity. Pinnacor has built a substantial business, of which we are extremely proud. We have had a broad and powerful product set built on

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

flexible technology that allows us to serve over 500 customers, including blue chip names like Barclay Global Investors, Deutsche Bank, JP Morgan Chase, and New York Life with high value add, high return solutions. We also provide a great channel for MarketWatch premium content into business information customers like Merck, and wireless customers such as Verizon Wireless.

In addition, we’ve transformed the financial profile of the company. Revenue has grown from $3 million in 1999 to over $34 million in 2002. We have reported four consecutive quarters of positive EBITDA growth, a dramatic improvement from an EBITDA loss of $13.7 million in 2001.

MarketWatch gives us a powerful powerhouse brand, a premium news operation, and one of the largest business and financial news audiences on-line through the MarketWatch.com and BigCharts.com Web sites. MarketWatch brings diverse revenue streams with their strong licensing business, complemented by advertising and a growing subscription revenue base.

Together we will have greater resources and scale to compete in the high-growth market for on-line information and applications. We will have a more powerful and robust offering for our customers under a stronger, more recognized brand. By doing this deal now we will be in a stronger

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

position to take advantage of the eventual economic upturn and demand for our combined best-of-breed solution.

Before I turn the call back to Larry, I’d like to let everyone know that we will be updating everyone on our second quarter results next Tuesday, July 29th, so we hope you can join us then. Thank you.

L. Kramer	Thanks a lot, Kirk. Thank you all for listening to our presentation and now we’re available to take questions. All of us will be available to take your questions.

Moderator	The first question is from Glenn Goronski from JP Morgan Flemming Asset Management. Please go ahead.

G. Goronski	You made a comment on your advertising rate picking up here in the third quarter. Did you say 15% above, that’s revenues above or rates are running 15% above?

L. Kramer	It’s a little of both. We have a pipeline of orders, and the pipeline of orders in overall revenue is running at that level higher than it was last year at this time. That’s a dollar revenue number.

A lot can happen. I will say that on the issue of CPM we are feeling pretty good about that. We’re getting firmer CPMs on our best inventory, so the high-end inventory is selling at higher prices than it was last year. So we’re seeing a little of both. But we’re reluctant to do any serious projecting because advertising is so fickle depending on the climate.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

G. Goronski	Right. Can you comment on the potential for cost cutting with the Pinnacor acquisition?

L. Kramer	We think we have both revenue and cost synergies in the deal. There are a number of areas we’re going to address. We put together an integration team that’s going to tackle this right away, but I think we definitely believe that the cost of being a public company, which have risen so much in the past couple of years is the first savings we’ll be able to make, and that’s significant. That’s usually a million or $2 million these days.

I think we have several areas in technology that we’re going to be looking at, and we’re going to be looking at where we have common platforms. We also are both partners with several vendors and we have other ways that we can look at costs. On the revenue side we do believe we can up sell significantly into both customer bases products from each other.

G. Goronski	Great. Thanks.

Moderator	Our next question is from the line of Steve Deere from Westminster. Please go ahead.

S. Deere	A question in terms of putting the organizations together and the proposed merger. I don’t know if you had any comments to make, but I would assume there would be some overlap in the BigCharts in … area as far as clientele and there would be some potential cost savings there. Would that be a correct assumption?

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

L. Kramer	There are some overlap, but not a lot in terms of our customers. We find that a lot of the customers are generally either customers of either one or the other of us, even though we actually come at things a little differently. We don’t think there is any negative impact on putting this together. We do believe that selling into each other’s customer base is going to be very favorable so we’re very excited about that.

In terms of cost it’s a little too soon to say. I mean we really want to put it together and see what value we have from scale and what applications work with each other. The good news is we’re on the same platform, so we think we’ll be able to share content and products relatively quickly.

S. Deere	The other question I had was Pinnacor’s licensing, and they’re basically kind of content neutral, as you might say. Obviously, there is some … between your premium content and their delivery mechanism. Is there any thought that that might endanger any clientele from the Pinnacor side?

L. Kramer	I don’t think so. I mean people don’t have to buy what we’re offering. Remember, we sell a lot of content and tools now to people who actually compete with us already on the journalistic side, people like CNN, Dow Jones, The New York Times, and USA Today all licensed from our existing subsidiary, even though journalistically we have somewhat competing organizations. Kirk, do you want to answer that?

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

K. Loevner	Yes, I actually wanted to add a point, Larry. From our point of view, Pinnacor’s point of view, the addition of the MarketWatch branded content is huge. We think that a lot of our clients are asking for more branded content, and this really complements our existing offering very, very nicely. We don’t see any issues, really, with it competing or being problematic with any of our other content providers.

S. Deer	Okay. That answers my question. Thank you very much.

L. Kramer	Thanks, Steve.

Moderator	We have a question from the line of Brian Swift from Security Research. Please go ahead.

B. Swift	I’d like to see if you could elaborate a little bit. You announced you had an improving pipeline in the licensing area. Could you give us a little bit more clue in terms of what’s giving you some confidence that that area can turn around? Also, you mentioned the continued consolidations that are going on in the financial services sector, like the Ameritrade/ DayTech. Is that going to be a plus or a minus for you?

L. Kramer	Let me answer the second question first. The Ameritrade/DayTech merger happened already and is one of the major impacts for us. They were two of our largest customers, so by having them merge, which was good business for them, obviously, had quite a substantial impact on our numbers, a big chunk of the down side you see now is caused by that.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

I don’t know that we see those kinds of mergers continuing to happen. I think what I talked about, there are two things that are positive trends. One is the Internet brokers themselves, this quarter and last quarter the numbers we’re starting to see are very impressive. Both their revenues are looking much stronger than they’ve been, in some case highs, and they’re at 52-week highs on their stocks. Plus, they’re reporting that trading volume, which is an obvious indicator in the brokerage sector. It is up substantially over the last quarter and last year. So if that happens then the need for those companies to look for more services to serve these active customers grows.

By pipeline, I’m talking about the number of proposals we’re seeing, the number of RFPs that are going out asking for bidding on potential new business. We were seeing a pretty quiet period for the last year of not a lot of people looking for new business. Now we’re seeing people telling us they’re looking for new business and asking for our proposals. That’s obviously an excellent sign.

Where it’s very early stages of it, unlike advertising, these have fairly long sales cycles. I mean they get pretty complicated RFPs and they’re for contracts that go a couple of years. So they’re usually very technical and they’re asking for our ability to serve certain kinds of products into their businesses, and we make very sophisticated proposals based on the RFPs.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

We’re in the process of doing that now and excited about the prospects for closing some of that business.

B. Swift	How about in the non-financial services area? Do you see any significant traction there?

L. Kramer	In advertising is the one area where we’ve seen that. We’re not serving a lot of clients in the non-financial services business now in our licensing business. We have media as the other big area and we’ve done pretty well there.

One of the nice things about Pinnacor’s business is they are in some of those other businesses, and we think that that represents a possible growth direction for us, particularly since we own our own news organization and the ability to tailor make products to other industries, which represent, essentially, coverage of those industries is fairly easy for us to do. So we think there are some exciting product we’ll be able to generate and use their delivery systems to go into the business world, to go into the wireless world. So that we’re excited about.

On the advertising side, it’s been the non-financial services industry that accounted for all of our growth in advertising and we’re very excited about that. So as financial services appear to be coming back, which is some of what we’re seeing in the activity for Q3 has been through financial services. We’re very excited about that too because we think it

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

will come back on top of the gains we’ve already made in non-financial services.

B. Swift	Would you care to elaborate at all on what you think the gains you will get quantitatively from the merger? In other words, you mentioned a million or two from being two public companies getting together, but what other …

L. Kramer	Cost synergies. Yes. I think that’s the obvious one. I think the speed with which we’ll get the others and the size of the remaining cost synergies will be determined by the team we put together, the integration team, over the next few months. We really have to get to know a lot more about each other’s technology and to identify the opportunities. We believe there will be opportunities, but we can’t really quantify that yet. I think we do stand by the statement that the deal will be accretive in Q1, assuming it closes in Q4.

B. Swift	All right. Thank you.

L. Kramer	Thanks, Brian.

Moderator	We have a question from the line of Liz Tozen from Tiedeman. Please go ahead.

B. Potelski	Actually, it’s Brad Potelski. What is the process for closing? When do you anticipate filing the proxy and the Hart-Scott-Rodino?

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

And a question for Pinnacor, given that the business was just starting to turn around, as evidenced by your last quarter and the fact that you had a bunch of cash on the balance sheet, what was the impetus to sell out now at this level?

J. Platt	I’ll go through a bit of review on the process. We believe that we will be going through a full process of proxy for SEC review, shareholder vote, and expect that to take over three to four months for that to occur, which is why we’re estimating the close to happen in Q4. And we’re investigating on the Hart-Scott-Rodino issue at this point in time.

I’ll hand it over to Pinnacor.

K. Loevner	We believe and are very much excited about the fact that combining forces we are going to achieve scale gain, we are going to get the benefit of MarketWatch’s great brand, and that we will essentially be able to move much quicker as a combined company than we would as a standalone company. So yes, we have clearly improved our financials over the past year and a half, but going forward we believe that our best course of action was clearly on the side of combining forces.

B. Potelski	And what was the process? Did they approach you? Was it an auction process or how did it come about?

K. Loevner	Larry and I first got together a little over a year ago and talked about how we could work together, and those discussions led to the announcement

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

today. We had bankers that we have hired on both sides of the fence and we went through a very extensive due diligence process. There will be a number of details all outlined in a proxy statement that we’ll be filing shortly.

B. Potelski	Thank you.

L. Kramer	I think it’s fair to say too that the companies were at similar stages. Both had showed very improving financials over the past year or so and both had seen healthy run up in their stocks, and so we were in kind of a similar situation. I think we both think we’re doing the right thing for both companies. We really feel that scale is going to be important in the coming year.

K. Loevner	It is, I think, fair to characterize this as a merger of strengths, two companies that are in very good positions getting together and becoming stronger.

B. Potelski	Right. Someone had mentioned researching a Hart-Scott-Rodino issue. Was there any specific issues? Because the companies are pretty small, I mean I would have been surprised to see them have an issue. Is there anything specific that’s concerning?

J. Platt	No. Actually, we’re finalizing that. We don’t believe there is any, but we haven’t gotten full clearance yet, but at this point we do not believe there is any.

MARKETWATCH.COM

Host: Larry Kramer

July 23, 2003/10:00 a.m. CDT

B. Potelski	Okay. Thanks.

Moderator	Mr. Kramer, we have no further questions. You may continue.

L. Kramer	Thank you, all, for joining us. We’ll look forward to talking to you next quarter and updating you on the progress of the deal and both companies. Thanks again. See you next quarter. Good-bye.

Moderator	Ladies and gentlemen, this conference is available for replay after 11:30 a.m. Pacific time today through August 6th at midnight. You may access the AT&T Executive Playback Service at anytime by dialing 1-800-475-6701 and enter the access code of 691251. International participants may dial 320-365-3844.

That does conclude your conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

Notice Regarding Forward-Looking Statements

This earnings call may contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on current expectations and MarketWatch.com, Inc. (the “Company”) assumes no obligation to update this information. The Company’s actual results may differ materially from those anticipated in these forward-looking statements, which include statements relating to the Company’s intention and ability to invest in new products and solutions for advertising, licensing and subscription customers, the success of the Company’s advertising sales force in selling ad solutions to customers outside of the financial services sections, the effect the acquisition of Pinnacor will have on the Company’s licensing business and Web strategies, the timing of the closing of the Pinnacor acquisition, whether the Company’s earnings will be diluted from a one-time restructuring charge and deal-related expenses, whether the Pinnacor acquisition will be accretive to earnings in 2004, and whether the Company’s audience size and demographics will be attractive to advertisers seeking to reach a daytime audience. Factors that might contribute to such differences include, among others, the Company’s ability to develop on a timely basis, as well as consumer acceptance of, the Company’s new products and solutions for advertising, licensing and subscription customers; services or tools; the Company’s ability to attract new advertising customers; the level of Internet advertising in general and the amount of advertising on the Company’s Web sites and other media outlets in particular; the ability of the Company and Pinnacor to consummate the transaction, the ability of the Company and Pinnacor to successfully integrate their respective operations and employees; and the ability to realize anticipated synergies and cost savings. For more information about these and other potential factors that could affect the Company’s business and financial results, see the discussion of “Factors That May Affect Our Operating Results” in the Company’s 10-K for the year ended December 31, 2002, the Company’s report on Form 10-Q for the quarter ended March 31, 2003, as well as other recent reports the Company filed with the Securities and Exchange Commission (the “Commission”), which are available on the Commission’s Web site at www.sec.gov.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger (the “Merger”) of the Company and Pinnacor Inc. (“Pinnacor”), NMP, Inc. (“NMP”) together with the Company and Pinnacor has filed a registration statement on Form S-4 (Commission File No. 333-108282) with the Commission which included a preliminary joint proxy statement-prospectus. In addition, the Company and Pinnacor will prepare and file with the Commission and mail to their respective stockholders a definitive joint proxy statement-prospectus and other documents regarding the proposed Merger. Investors and security holders of the Company and Pinnacor are urged to read the definitive joint proxy statement-prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about NMP, the Company, Pinnacor and the proposed Merger. The joint proxy statement-prospectus and other relevant materials (when they become available), and any other documents filed by NMP, the Company and Pinnacor with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

Both of the Company, Larry Kramer, and the Company’s other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor’s other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of the Company and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of the Company’s common stock or Pinnacor’s common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the preliminary joint proxy statement-prospectus included with the Form S-4 Registration Statement and the definitive joint proxy statement-prospectus when it becomes available.